

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Richard Ransom
Chief Financial Officer
International Commercial Television, Inc.
299 Madison Ave. N. Suite C
Bainbridge Island, WA 98110

>   **Re: International Commercial Television, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed August 18, 2010**
>   **File No. 0-49638**

Dear Mr. Ransom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed August 18, 2010

1.   Please revise to disclose whether Amper's report on the financial statements for the last two years ended December 31, 2009 and 2008 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2.   Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events. This period should include the two most recent years and any subsequent interim period through the date of change of accountants. Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

3.   EisnerAmper LLP does not appear to be registered with the PCAOB. Please tell us if the combined firm of EisnerAmper LLP intends to register with the PCAOB.

4.   Please revise your disclosure regarding the period during which you did not consult with Eisner. This period should include the two most recent years and any subsequent interim period through the date of engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5.   Please file an updated letter from Amper as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief